[Letterhead of Gas Natural]

May 3, 2007

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings, Assistant Director, Division of Corporate Finance
Ms. Peggy Kim, Division of Corporate Finance

Re:	Amendment to Withdraw Post-Effective Amendments Nos. 1, 2 and 3 to the Registration Statement on Form F-4 Gas Natural SDG, S.A. (“Gas Natural”), File No. 333-132076

Ladies and Gentlemen:

We hereby request the withdrawal of the Post-Effective Amendment No. 1 (filed on March 31, 2006 and declared effective on April 3, 2006), Post-Effective Amendment No. 2 (filed on July 24, 2006 and declared effective on July 25, 2006) and Post-Effective Amendment No. 3 (filed on November 3, 2006 and declared effective on November 3, 2006) (collectively, the “Post-Effective Amendments”) to the Registration Statement on Form F-4 (the “Registration Statement”), including all exhibits thereto, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), on the grounds that Gas Natural has withdrawn its offers (the “Offers”) in the United States and Spain to acquire the ordinary shares and ADSs of Endesa S.A. (“Endesa”) effective from February 1, 2007. Gas Natural hereby requests that an order granting the withdrawal of the above-referenced Post-Effective Amendments, be issued by the U.S. Securities and Exchange Commission (the “Commission”) as soon as possible.

On February 6, 2007, we filed an application with the Commission on Form RW to withdraw the Registration Statement. The order granting the withdrawal request was received on February 6, 2007.

During the pendency of Gas Natural’s U.S. offer, 0 Endesa shares and 1,019,094 Endesa ADSs were tendered to Gas Natural. On February 2, 2007, Gas Natural instructed The Bank of New York, the U.S. exchange agent, to return the remaining Endesa shares and ADSs tendered to Gas Natural through the U.S. offer. On February 5, 2007, The Bank of New York confirmed receipt of this instruction and that the Endesa shares and ADSs tendered in the U.S. offer and not previously withdrawn were being returned to the tendering holders. No Gas Natural shares or ADSs were issued in connection with the U.S. offer or pursuant to the Registration Statement. Gas Natural understands that the filing fees paid by Gas Natural will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied to a subsequent registration statement

May 3, 2007

Please forward a copy of the order withdrawing the Post-Effective Amendments to the undersigned at the address set forth above with a copy to our U.S. counsel, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, fax (212) 455-2502), Attention: S. Todd Crider, Esq. If we can be of further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Crider.

We thank you in advance for your time and consideration in connection with this matter. Additionally, Gas Natural would like to thank the Commission for the assistance and the responsiveness that you and the Commission have shown Gas Natural throughout the process of the Offers and the various events and controversies surrounding the Offers.

GAS NATURAL SDG, S.A.

By:	/S/ CARLOS J. ALVAREZ
Name:	Carlos J. Alvarez
Title:	Chief Financial Officer

Enclosures

cc:	Mr. Paul M. Dudek
Mr. Michael Pressman
Division of Corporation Finance, Securities and Exchange Commission

Manuel García Cobaleda, Esq.
Gas Natural SDG, S.A.

S. Todd Crider, Esq.
Alan Klein, Esq.
Simpson Thacher & Bartlett LLP